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Mail Stop 3561

September 9, 2008

Filed via EDGAR

Robert Babula
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:           Royal Invest International Corp.
                 Form 10-K for the Year Ended December 31, 2007
                 File No. 0-27097

Dear Mr. Babula:

On behalf of Royal Invest International Corp., Commission File Number 000-27097 (hereinafter "the Company"), I Jerry Gruenbaum the CEO and Director of the Company, filed on August 26, 2008 Form 10-K/A Amended Annual Report pursuant to the Securities and Exchange Act of 1934 for fiscal year ended December 31, 2007.

In accordance with your letter dated July 21, 2008 and resumbitted on that date, we have revised the certification of the Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K of the Company to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

In addition, please be informed that:

●  The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

●  Staff comments or changes to disclosure in response to staff comments do not foreclosure the Commission from taking any action with respect to the filing; and

●  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company's CFO acts as the Chief Accounting Officer and will sign in both capacities on future filings.

If you have any questions please feel free to call me. Thank you.

Sincerely,

/s/ Jerry Gruenbaum
Jerry Gruenbaum. Esquire

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